Invest as soon as you can. Spread the word Nov 14th!


Magnolia.Fund
We Just Launched!
Our Community Round is Live on Wefunder
Invest, share & spark the future of wealth creation in the East End.
WEFUNDER

,

[We just launched the first fund dedicated to the economic growth of the East End.]

What's truly unique, is that it's owned by a majority locals and is open to anyone. This gives residents, business owners and people with a passion for local economic development, an ownership stake in the East End.

Invest in Magnolia Fund - live on Wefunder!

We're launching a **community kitchen**, run by **experts in the culinary arts**, funded and **owned by locals** just like you. Invest here.

See here for important legal disclosures


Buy the Block, Build a Kitchen
We're launching a **community kitchen**, run by experts in the culinary arts, funded and **owned by locals** just like you.
Magnolia.Fund

Help Spread the Word!

Today, November 14th, Between 7am and 1pm CST, we're organizing a social media thunderclap. Your likes and shares will help us create a wave of support. [See how here](#).

RSVP to the Launch Party

We'll have the doors open for you. Come out to our property tonight November 14th, 5-8pm. Enjoy food, drinks and a special panel discussion with local food makers!

[RSVP Here](#)

We can't wait to see what the future holds, so we shall build it in the East End.



Sincerely,
Erik Ibarra, Co-Founder
[Magnolia Fund](#)

Magnolia Fund